                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  divine, inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   255402 40 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Edward F. Glassmeyer
                           Oak Management Corporation
                                One Gorham Island
                               Westport, CT 06880
                                 (203) 226-8346
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                           Charles J. Downey III, Esq.
                            Finn Dixon & Herling LLP
                               One Landmark Square
                               Stamford, CT 06901
                                 (203) 325-5000

                                  July 24, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                              Page 2 of 32 Pages





         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 255402 40 6                   13D                  Page 3 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Oak Investment Partners IX, Limited Partnership
         06-1556218
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     None
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Not applicable
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                  Page 4 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Oak Associates IX, LLC
         06-1556230
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     None
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Not applicable
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     OO-LLC
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                  Page 5 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Oak IX Affiliates Fund - A, Limited Partnership
         06-1571899
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     None
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Not applicable
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                  Page 6 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Oak IX Affiliates Fund Limited Partnership
         06-1556229
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     None
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Not applicable
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                  Page 7 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Oak IX Affiliates Limited LLC
         06-1556233
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     None
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Not applicable
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     OO-LLC
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                  Page 8 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Oak Investment Partners X, Limited Partnership
         06-1601019
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             3,681,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             3,681,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,681,000
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.37%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                  Page 9 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Oak Associates X, LLC
         06-1630661
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                             3,681,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                             3,681,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,681,000
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.37%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     00-LLC
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                  Page 10 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Oak X Affiliates Fund, Limited Partnership
         06-1622220
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                                59,167
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                                59,167
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     59,167
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.31%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     PN
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                 Page 11 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Oak X Affiliates, LLC
         06-1630662
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                59,167
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                59,167
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     59,167
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.31%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     OO-LLC
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                  Page 12 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Oak Management Corporation
         06-0990851
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                             3,740,167
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                             3,740,167
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,740,167
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.59%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     CO
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                 Page 13 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Bandel L. Carano
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                             3,740,167
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                             3,740,167
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,740,167
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.59%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                 Page 14 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Gerald R. Gallagher
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            None
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     None
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     Not applicable
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                 Page 15 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Edward F. Glassmeyer
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                             3,740,167
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                             3,740,167
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,740,167
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.59%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                 Page 16 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Fredrick W. Harman
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                             3,740,167
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                             3,740,167
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,740,167
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.59%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                 Page 17 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         Ann H. Lamont
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                             3,740,167
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                             3,740,167
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,740,167
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.59%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

CUSIP No. 255402 40 6                   13D                 Page 18 of 32 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons I.R.S. Identification Nos. of Above
     Persons (Entities Only)
         David B. Walrod
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            None
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                             3,740,167
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            None
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                             3,740,167
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,740,167
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [ ]
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     16.59%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
     IN
-------------------------------------------------------------------------------

                               Amendment No. 1 to
                            Statement on Schedule 13D

This Amendment No. 1 to Statement on Schedule 13D relates to the beneficial ownership of Class A common stock, par value $0.001 per share (the "Class A Common Stock"), of divine, inc., a Delaware corporation (the "Company"). This Amendment No. 1 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) and amends and supplements the Schedule 13D filed by the Reporting Persons on June 10, 2002. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. This statement is filed by Oak Investment Partners IX, Limited Partnership, a Delaware limited partnership ("Oak Investment Partners IX"), Oak Associates IX, LLC, a Delaware limited liability company ("Oak Associates IX"), Oak IX Affiliates Fund - A, Limited Partnership, a Delaware limited partnership ("Oak Affiliates Fund IX - A"), Oak IX Affiliates Fund, Limited Partnership, a Delaware limited partnership ("Oak Affiliates Fund IX"), Oak IX Affiliates, LLC, a Delaware limited liability company ("Oak IX Affiliates"), Oak Investment Partners X, Limited Partnership, a Delaware limited partnership ("Oak Investment Partners X"), Oak Associates X, LLC, a Delaware limited liability company ("Oak Associates X"), Oak X Affiliates Fund, Limited Partnership, a Delaware limited partnership ("Oak Affiliates Fund X"), Oak X Affiliates, LLC, a Delaware limited liability company ("Oak X Affiliates"), Oak Management Corporation, a Delaware corporation ("Oak Management"), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod (collectively with Messrs. Carano, Gallagher, Glassmeyer and Harman and Ms. Lamont, the "Partners"). Oak Investment Partners IX, Oak Associates IX, Oak Affiliates Fund IX - A, Oak Affiliates Fund IX, Oak IX Affiliates, Oak Investment Partners X, Oak Associates X, Oak Affiliates Fund X, Oak X Affiliates and Oak Management are collectively referred to as the "Oak Entities". The Oak Entities and the Partners are collectively referred to as the "Reporting Persons" in this Amendment No. 1 to Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety as follows:

         As of May 29, 2002, Oak Investment Partners X, Oak Affiliates Fund X, Oak Investment Partners IX, Oak Affiliates Fund IX and Oak Affiliates Fund IX - A entered into a securities purchase agreement with the Company and other investors (the "Original Purchase Agreement"), in connection with a private placement of securities by the Company. Pursuant to the Original Purchase Agreement, at the initial closing of the private placement on May 31, 2002, Oak Investment Partners X purchased 22,086 shares of Series B convertible preferred stock, par value $0.001 per share, of the Company ("Series B Preferred Stock") at a per share price of $1,000, for an aggregate purchase price of $22,086,000 (furnished from the investment capital of Oak Investment Partners X contributed by its investors) and Oak Affiliates Fund X purchased 355 shares of Series B Preferred Stock at a per share price of $1,000, for an aggregate purchase price of $355,000 (furnished from the investment capital of Oak Affiliates Fund X contributed by its investors). No part of the purchase price was borrowed by such Reporting Persons for the purpose of acquiring such securities.

         The Original Purchase Agreement was amended and restated in its entirety by an amended and restated securities purchase agreement dated as of July 16, 2002.

         The Original Purchase Agreement was further amended and restated in its entirety by a second amended and restated securities purchase agreement dated as of July 24, 2002 (the "Amended Purchase Agreement"), and listed as Exhibit C hereto.

         The Amended Purchase Agreement provides for purchases of Series B-1 convertible preferred stock, par value $0.001 per share, of the Company ("Series B-1 Preferred Stock"), at a second closing (the "Second Closing"), which is subject to the satisfaction of certain material conditions related thereto, including the receipt of approval from the Company's stockholders. Pursuant to the Amended Purchase Agreement, at the Second Closing, Oak Investment Partners X will purchase 27,724 shares of Series B-1 Preferred Stock for an aggregate purchase price of $27,724,000, Oak Affiliates Fund X will purchase 445 shares of Series B-1 Preferred Stock for an aggregate purchase price of $445,000, Oak Investment Partners IX will purchase 9,075 shares of Series B-1 Preferred Stock for an aggregate purchase price of $9,075,000, Oak Affiliates Fund IX will purchase 97 shares of Series B-1 Preferred Stock for an aggregate purchase price of $97,000 and Oak Affiliates Fund IX - A will purchase 218 shares of Series B-1 Preferred Stock for an aggregate purchase price of $218,000, in each case, subject to satisfaction of the conditions to closing conditions contained therein.

         Each share of Series B Preferred Stock is convertible into Class A Common Stock at an initial conversion price of $6.00, or at an initial conversion rate of approximately 166.67 shares of Class A Common Stock for each share of Series B Preferred Stock converted subject to further "weighted average" antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of the Company listed as Exhibit D hereto (the "Series B Certificate of Designations"). In connection with the Second Closing, the Company is obligated to file with the Secretary of State of the State of Delaware the form of Certificate of Amendment to the Series B Certificate of Designations listed as Exhibit E hereto (the "Amended Series B Certificate of Designations"), which includes certain technical changes to the Series B Certificate of Designations that take into account the issuance of the Series B-1 Preferred Stock at the Second Closing. The conversion provisions with respect to the Series B Preferred Stock will remain substantially the same after the filing of the Amended Series B Certificate of Designations.

         Each share of Series B-1 Preferred Stock will be convertible into Class A Common Stock at an initial conversion price equal to the arithmetic average of the dollar volume weighted average price of the Class A Common Stock on each trading day during the ten consecutive trading days immediately preceding the second business day prior to the date on which stockholder approval of the issuance of the securities to be issued in connection with the Second Closing is obtained (however, in no event will such ten day average be less than $1.50 per share of Series B-1 Preferred Stock or greater than $5.00 per share of Series B-1 Preferred Stock). The conversion price will be subject to further "weighted average" antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the form of Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series B-1 Preferred Stock of the Company listed as Exhibit F hereto (the "Series B-1 Certificate of Designations") which the Company is obligated to file with the Secretary of State of the State of Delaware in connection with the Second Closing.

         The total amount of funds required to purchase the Series B-1 Preferred Stock at the Second Closing is anticipated to be furnished from the investment capital of Oak Investment Partners X, Oak Affiliates Fund X, Oak Investment Partners IX, Oak Affiliates Fund IX and Oak Affiliates Fund IX - A contributed by their investors. No part of the purchase price is anticipated to be borrowed by such Reporting Persons for the purpose of acquiring such securities.

         This Item 3, and the other Items of this Schedule 13D, do not provide a complete description of the Amended Purchase Agreement, the Series B Certificate of Designations, the Amended Series B Certificate of Designations and the Series B-1 Certificate of Designations and each such description is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and incorporated by reference from the Company's Current Report on Form 8-K filed with the

Securities and Exchange Commission (the "Commission") on June 3, 2002 or the Company's Current Report on Form 8-K/A filed with the Commission on July 25, 2002, as the case may be.

ITEM  4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety as follows:

         Each of Oak Investment Partners X and Oak Affiliates Fund X holds the Series B Preferred Stock described in Item 5 of this Schedule 13D for investment purposes only.

         Each of Oak Investment Partners IX, Oak Affiliates Fund IX, Oak Affiliates Fund IX - A, Oak Investment Partners X and Oak Affiliates Fund X intends to hold any shares of Series B-1 Preferred Stock purchased at the Second Closing for investment purposes only.

         Depending on prevailing market, economic and other conditions, each of Oak Investment Partners IX, Oak Affiliates Fund IX, Oak Affiliates Fund IX - A, Oak Investment Partners X and Oak Affiliates Fund X may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company. Each of Oak Investment Partners IX, Oak Affiliates Fund IX, Oak Affiliates Fund IX - A, Oak Investment Partners X and Oak Affiliates Fund X intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Class A Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Company.

         Oak Investment Partners IX, Oak Affiliates Fund IX, Oak Affiliates Fund IX - A, Oak Investment Partners X and Oak Affiliates Fund X entered into the Original Purchase Agreement and the Amended Purchase Agreement pursuant to which the Company agreed issue and sell, and each of Oak Investment Partners IX, Oak Affiliates Fund IX, Oak Affiliates Fund IX - A, Oak Investment Partners X and Oak Affiliates Fund X agreed to purchase, the number of shares of Series B Preferred Stock or Series B-1 Preferred Stock, as the case may be, all as described in Item 3 above. The Series B Preferred Stock does, and the Series B-1 Preferred Stock will, contain adjustment provisions pursuant to which, in certain circumstances, each of Oak Investment Partners IX, Oak Affiliates Fund IX, Oak Affiliates Fund IX - A, Oak Investment Partners X and Oak Affiliates Fund X may be entitled to acquire additional shares of Class A Common Stock. As a condition to the initial closing under the Original Purchase Agreement, the Company was obligated to file the Series B Certificate of Designations, which provides that the Series B Preferred Stock has conversion price adjustment provisions and additional antidilution protection and liquidation, conversion and voting rights in preference to the Class A Common Stock. Descriptions of such rights contained herein are qualified in their entirety by reference to the Series B Certificate of Designations listed as Exhibit D hereto. As a condition to the Second Closing under the Amended Purchase Agreement, the Company is obligated to file with the Secretary of State of the State of Delaware (i) the Amended Series B Certificate of Designations, which amends and restates the conversion price adjustment provisions and additional antidilution protection and liquidation, conversion and voting rights in preference to the Class A Common Stock contained in the Series B Certificate of Designations, taking the Series B-1 Preferred Stock into account, and (ii) the Series B-1 Certificate of Designations, which provides that the Series B-1 Preferred Stock shall have conversion price adjustment provisions and additional antidilution protection and liquidation, conversion and voting rights in preference to the Class A Common Stock. Descriptions of such rights contained herein are qualified in their entirety by reference to the Amended Series B Certificate of Designations and the Series B-1 Certificate of Designations listed as Exhibits E and F hereto, respectively.

         CONVERSION OF SERIES B PREFERRED STOCK. Pursuant to the Series B Certificate of Designations, the Company may cause all of the shares of Series B Preferred Stock to be automatically converted into Class A Common Stock if the closing price per share of Class A Common Stock exceeds $50.00 for any sixty
(60) consecutive trading day period that begins after November 29, 2003, as adjusted for any stock splits, reverse stock splits, stock dividends or similar transactions affecting the Class A Common Stock. The Series B Preferred Stock may also be converted at any time at the election of each holder. The foregoing conversion provisions will remain the same under the Amended Series B Certificate of Designations.

         In the event that stockholder approval of the Amended Series B Certificate of Designations, the issuance of the securities to be issued in connection with the Second Closing and the issuance of shares of Class A Common Stock issuable upon conversion of the Series B Preferred Stock and Series B-1 Preferred Stock is not obtained, the maximum aggregate number of shares of Class A Common Stock issuable upon conversion of the Series B Preferred Stock is limited to an amount, after giving effect to the conversion, equal to 19.99% of the currently outstanding shares of Class A Common Stock and the Company will be obligated to purchase the remainder of the shares of Series B Preferred Stock submitted for conversion at a price per share of Series B Preferred Stock equal to $1,000 (the amount paid for each such share) as and to the extent that the Company has funds legally available therefor. As long as any such purchase obligation is continuing, the Company may not declare or pay any dividends, repurchase any shares of outstanding capital stock (except for the Company's obligation to redeem, if stockholder approval is not obtained, that portion of the Series B Preferred Stock which could result in the issuance of shares of Class A Common Stock in excess of the maximum permitted amount and except repurchases from employees, directors or consultants at cost pursuant to contracts approved by the Company's Board of Directors) or make any other distribution with respect to the Company's capital stock.

         CONVERSION OF SERIES B-1 PREFERRED STOCK. Pursuant to the Series B-1 Certificate of Designations, the Company may cause all of the shares of Series B-1 Preferred Stock to be automatically converted into Class A Common Stock if the closing price per share of Class A Common Stock exceeds $50.00 per share for any sixty (60) consecutive trading day period that begins after November 29, 2003, as adjusted for any stock splits, reverse stock splits, stock dividends or similar transactions affecting the Class A Common Stock. The Series B-1 Preferred Stock may also be converted at any time at the election of each holder.

         DIVIDENDS. In the event that any dividend or other distribution payable in cash or other property is declared on the Class A Common Stock (other than dividends payable solely in shares of Class A Common Stock), the shares of Series B Preferred Stock and Series B-1 Preferred Stock shall be entitled to receive on the date of payment or distribution of such dividend or other distribution the same cash or other property which such holder would have received if on such record date such holder was the holder of record of the number (including any fraction) of shares of Class A Common Stock into which the shares of Series B Preferred Stock and/or Series B-1 Preferred Stock then held by such holder are then convertible.

        RIGHTS OF REDEMPTION UPON TRIGGERING EVENT. A triggering event includes the following:

         (i) after May 31, 2002, the Company uncovers accounting discrepancies in its financial statements which force the Company to materially restate its previously reported financial results (or any other restatement of its financial statements that has a material adverse effect on the value of the purchasers' investment in the Company);

         (ii) the purchasers holding a majority of the then outstanding shares of Series B Preferred Stock and Series B-1 Preferred Stock, as a single class, reasonably and in good faith determine that a representation or warranty made by the Company in the Amended Purchase Agreement was materially untrue on the date that such representation or warranty was made (either pursuant thereto or pursuant to any certificate delivered pursuant thereto) by the Company and such breach has a material adverse effect on the value of such purchasers' investment in the Company;

         (iii) if during any two year period (or shorter period) commencing on or after May 31, 2002, the Company sells or otherwise disposes of, in a single transaction or series of transactions, any of its assets or properties of (other than in the ordinary course of business) and the aggregate proceeds received for such assets or properties exceeds $50,000,000 in value (the "Disposition Value"); or

         (iv) Microsoft Corporation (or any successor or assign thereof, "Microsoft") files a cause of action, threatens in writing to file a cause of action or otherwise initiates or threatens in writing to initiate formal dispute resolution procedures (including, but not limited to, any arbitration or mediation proceedings provided for in the Alliance Agreement (as defined below)) against the Company in order to cause the Company to fully or substantially perform, either by way of monetary damages or specific performance, the Company's purported obligation to fund up to $50 million related to the creation of an incubator under that certain Alliance Agreement, dated as of January 28, 2000, as amended on March 29, 2000 (along with all other agreements between Microsoft and the Company or any subsidiary thereof, the "Alliance Agreement"); the Company voluntarily undertakes to perform these purported obligations in a manner not approved by the purchasers under the Amended Purchase Agreement; or, without the consent of the purchasers under the Amended Purchase Agreement, the Company terminates or amends the Alliance Agreement or Microsoft agrees to a waiver of all or part of these purported obligations and in connection with such action the Company gives consideration which has a material adverse effect on the Company.

         If a triggering event occurs, a holder of Series B Preferred Stock and/or Series B-1 Preferred Stock will have the right, upon written notice, to require the Company to redeem all or a portion of any outstanding shares of Series B Preferred Stock and/or Series B-1 Preferred Stock, as the case may be, for a cash purchase price of $1,000 per share (the amount paid for each such share); provided that if a holder of Series B Preferred Stock or Series B-1 Preferred Stock has delivered a redemption notice to the Company as a result of a triggering event described in (iii) above, the Company shall only be required, in the aggregate, to redeem from all holders of shares of Series B Preferred Stock and Series B-1 Preferred Stock up to that number of shares of Series B Preferred Stock and Series B-1 Preferred Stock having an aggregate redemption price equal to 50% of the applicable Disposition Value. If such amount is insufficient to redeem all shares of Series B Preferred Stock and Series B-1 Preferred stock subject to a redemption notice, the Company will redeem shares pro rata from the holders of Series B Preferred Stock and Series B-1 Preferred Stock that have given the Company a redemption notice based upon the aggregate number of outstanding shares of Series B Preferred Stock and Series B-1 Preferred Stock then held by each such redeeming holder relative to the aggregate number of outstanding shares of Series B Preferred Stock and Series B-1 Preferred Stock then held by all redeeming holders. As long as any such redemption obligation is continuing, the Company may not declare or pay any dividends, repurchase any shares of outstanding capital stock (except pursuant to Section 6(g) of the Series B Certificate of Designations or the Series B-1 Certificate of Designations and except repurchases from employees, directors or consultants at cost pursuant to contracts approved by the Board of Directors) or make any other distribution with respect to its capital stock.

         CURRENT VOTING RIGHTS OF SERIES B PREFERRED STOCK. As set forth in the Series B Certificate of Designations, and except as otherwise provided by applicable law, the holders of the shares of Series B Preferred Stock (i) shall be entitled to vote with the holders of the Class A Common Stock on all matters submitted for a vote of holders of Class A Common Stock, (ii) shall be entitled to a number of votes equal to the number of votes to which shares of Class A Common Stock issuable upon conversion of such shares of Series B Preferred Stock would have been entitled if such shares of Class A Common Stock had been outstanding at the time of the applicable vote and related record date and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the certificate of incorporation and bylaws of the Company. Notwithstanding the foregoing, in the event that, at any time before stockholder approval of the issuance of shares of Class A Common Stock issuable upon conversion of the shares of Series B Preferred Stock in excess of the amount permitted by the applicable rules and regulations of The Nasdaq Stock Market, the outstanding shares of Series B Preferred Stock (on an as-converted to Class A Common Stock basis), plus any shares of Class A Common Stock previously issued upon conversion of Series B Preferred Stock, would represent greater than the number of votes that would be held by the number of shares of Class A Common Stock constituting the maximum number of shares of Class A Common Stock issuable upon conversion of the Series B Preferred Stock under the applicable rules or regulations of The Nasdaq Stock Market, then for voting purposes the number of votes per share of Series B Preferred Stock shall be automatically reduced (with such reduction allocated pro rata among the holders of Series B Preferred Stock based upon the aggregate number of shares of Series B Preferred Stock then held) so that the outstanding shares of Series B Preferred Stock (on an as-converted to Class A Common Stock basis), plus any shares of Class A Common Stock previously issued upon conversion of Series B Preferred Stock, represent the number of votes that would be held by the number of shares of Class A Common Stock constituting the maximum number of shares of Class A Common Stock issuable upon conversion of the Series B Preferred Stock under the applicable rules or regulations of The Nasdaq Stock Market.

         In addition, the Company may not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of Series B Preferred Stock then outstanding, voting together as a single class,
(i) offer, sell, authorize, designate or issue shares of any class or series of senior securities or parity securities, (ii) increase the number of shares of Series B Preferred Stock authorized pursuant to the Series B Certificate of Designations or issue any shares of Series B Preferred Stock or (iii) amend, alter or repeal the Company's certificate of incorporation, bylaws or the Series B Certificate of Designations (or any other certificate of designations) or of any provision thereof (including the adoption of a new provision thereof) which would result in an adverse change of the voting powers, designation and preferences and relative participating, optional and other special rights, and qualifications, limitations and restrictions of the Series B Preferred Stock.

         VOTING RIGHTS OF SERIES B PREFERRED STOCK AND SERIES B-1 PREFERRED STOCK UPON SECOND CLOSING. As set forth in the Amended Series B Certificate of Designations and the Series B-1 Certificate of Designations, each to be filed by the Company in connection with the Second Closing, and except as otherwise provided by applicable law, the holders of the shares of Series B Preferred Stock and Series B-1 Preferred Stock (i) shall be entitled to vote with the holders of the Class A Common Stock on all matters submitted for a vote of holders of Class A Common Stock, (ii) shall be entitled to a number of votes equal to the number of votes to which shares of Class A Common Stock issuable upon conversion of such shares of Series B Preferred Stock and Series B-1 Preferred Stock, as the case may be, would have been entitled if such shares of Class A Common Stock had been outstanding at the time of the applicable vote and related record date (provided that solely for purposes of such determination, no effect shall be given to the weighted average antidilution adjustment provisions of the Amended Series B Certificate of Designation or the Series B-1 Certificate of Designations) and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the certificate of incorporation and bylaws of the Company.

         In addition, the Company will not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of Series B Preferred Stock and Series B-1 Preferred Stock then outstanding, voting together as a single class, (i) offer, sell, authorize, designate or issue shares of any class or series of senior securities or parity securities, (ii) increase the number of shares of Series B Preferred Stock authorized pursuant to the Amended Certificate of Designations or except pursuant to the Original Purchase Agreement, issue any shares of Series B Preferred Stock, (iii) increase the number of shares of Series B-1 Preferred Stock authorized pursuant to the Series B-1 Certificate of Designations or except pursuant to the Amended Purchase Agreement, issue any shares of Series B-1 Preferred Stock or (iv) amend, alter or repeal the Company's certificate of incorporation, bylaws or any certificate of designations or of any provision thereof (including the adoption of a new provision thereof) which would result in an adverse change of the voting powers, designation and preferences and relative participating, optional and other special rights, and qualifications, limitations and restrictions of the Series B Preferred Stock or the Series B-1 Convertible Preferred Stock.

         LIQUIDATION PREFERENCE. In the event of the Company's liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person, the holders of the Series B Preferred Stock and the Series B-1 Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of common stock. The liquidation preference is equal to the amount originally paid for the Series B Preferred Stock and the Series B-1 Preferred Stock, or $1,000 per share. In addition, the holders of the Series B Preferred Stock and the Series B-1 Preferred Stock shall participate with the holders of the Class A Common Stock and the Series A junior participating preferred stock, par value $0.001 per share, of the Company, ratably on an as-converted basis, in the distribution of assets, or the proceeds thereof, until the holders of the Series B Preferred Stock and the Series B-1 Preferred Stock shall have received with respect to each share of Series B Preferred Stock and Series B-1 Preferred Stock held thereby $3,000 (inclusive of the $1,000 liquidation preference described in the preceding sentence). However, if a holder of Series B Preferred Stock or Series B-1 Preferred Stock would receive more upon liquidation by converting its shares into Class A Common Stock before the liquidation event, the holder will be deemed to have converted its Series B Preferred Stock or Series B-1 Preferred Stock, as the case may be, and will not receive any liquidation preference.

         BOARD REPRESENTATION. The terms of the Series B Preferred Stock, as set forth in the Series B Certificate of Designations, provide for the holders of the Series B Preferred Stock to elect one member to the board of directors of the Company (nominated by Oak Investment Partners X, Oak Affiliates Fund X or their affiliates), voting separately as a class upon completion of the initial closing. This right has not yet been exercised. Additionally, the terms of the Series B-1 Preferred Stock, as set forth in the Series B-1 Certificate of Designations, and the terms of the Series B Preferred Stock, after giving effect to the Amended Series B Certificate of Designations at the Second Closing, provide for the holders of the Series B Preferred Stock and Series B-1 Preferred Stock, voting together as a single class, to elect up to two members to the board of directors of the company (nominated by Oak Investment Partners IX, Oak Affiliates Fund IX - A, Oak Affiliates Fund IX, Oak Investment Partners X, Oak Affiliates Fund X or their affiliates), inclusive of any member elected in connection with the initial closing, to serve on the Company's board of directors upon the completion of the Second Closing.

         PROXY STATEMENT. The Company has agreed to provide to each stockholder entitled to vote at the next meeting of stockholders of the Company (which the Company has agreed to cause to occur as soon as commercially reasonably after the date of the Amended Purchase Agreement, but in any event on or before September 30, 2002), a proxy statement, soliciting each such stockholder's affirmative vote at such stockholder meeting for approval of (i) the Amended Series B Certificate of Designations and (ii) the Company's issuance of shares of Class A Common Stock upon the conversion of the shares of Series B Preferred Stock and Series B-1 Preferred Stock in excess of the maximum amount permitted by the applicable rules and regulations of The Nasdaq Stock Market, in accordance with applicable law and the rules and regulations of The Nasdaq Stock Market, and the Company has agreed to solicit its stockholders' approval of such proposals. Such solicitation shall include the recommendation of the Board of Directors to the Company's stockholders that they vote in favor of such proposals, unless the Board of Directors determines in good faith after consultation with counsel to the Company that making such recommendation would be inconsistent with the Board of Directors' fiduciary duties under applicable law, in which case, the Company shall submit such matters to the Company's stockholders without such recommendation.

         REGISTRATION OF SHARES OF CLASS A COMMON STOCK FOR RESALE. In connection with the Second Closing, and pursuant to the Amended Purchase Agreement, Oak Investment Partners X, Oak Affiliates Fund X, Oak Investment Partners IX, Oak Affiliates Fund IX and Oak Affiliates Fund IX - A will enter into an amended and restated registration rights agreement with the Company and other investors (the "Amended Registration Rights Agreement"), listed as Exhibit G hereto, which amends and restates in its entirety the registration rights agreement among such parties dated as of May 31, 2002, listed as Exhibit H hereto (the "Original Registration Rights Agreement"). The terms of the Amended Registration Rights Agreement are substantially the same as the terms of the Original Registration Rights Agreement and will include registration rights with respect to the shares of Class A Common Stock issuable upon conversion of the Series B-1 Preferred Stock substantially similar to the registration rights with respect to the shares of Class A Common Stock issuable upon conversion of the Series B Preferred Stock set forth in the Original Registration Rights Agreement and as hereinafter described.

         Pursuant to the Original Registration Rights Agreement, the Company has agreed to file, no later than the earlier of (i) 45 days prior to May 31, 2003 or (ii) 30 days after the expiration of the lock-up provisions set forth in the Original Purchase Agreement if Form S-3 is available for such registration (or 60 days after the expiration of the lock-up provisions set forth in theOriginal Purchase Agreement if Form S-3 is unavailable for such registration), a registration statement with the Commission covering the resale of shares of the Class A Common Stock issuable upon conversion of the Series B Preferred Stock.

         The Company has agreed to thereafter use its best efforts to have each registration statement declared effective as soon as practicable after such filing. The Company has also agreed to thereafter use its best efforts to keep each registration statement effective at all times until the earlier of the date on which all of the shares of Class A Common Stock covered by such registration statement have been sold and the date on which the holders of the Series B Preferred Stock may sell all of the common stock covered by such registration statement without restriction pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended.

         If a registration statement is not declared effective by the Commission by the deadline for such registration statement or if, after being declared effective, sales of the Class A Common Stock covered by such registration statement cannot be made due to a failure by the Company to disclose information necessary for sales to be made under such registration statement (subject to certain allowable grace periods), the Company shall pay to the holders of the Series B Preferred Stock, or holders of shares of Class A Common Stock issued upon conversion of the Series B Preferred Stock, covered by such registration statement, an amount in cash equal to 2% of the purchase price attributable to such shares for each thirty (30) day period, or pro rata portion thereof, that the registration statement is not effective or available.

          LOCK-UP AGREEMENT. Pursuant to the Amended Purchase Agreement, each of Oak Investment Partners IX, Oak Affiliates Fund IX, Oak Affiliates Fund IX - A, Oak Investment Partners X and Oak Affiliates Fund X has agreed with the Company not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Series B Preferred Stock, Series B-1 Preferred Stock or any shares of Class A Common Stock issued upon conversion thereof, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such securities, without the prior written consent of the Company until May 31, 2003 (with certain exceptions and subject to early termination upon certain breaches by the Company). The lock-up provision contained in the Original Purchase Agreement is substantially the same as the lock-up provision contained in the Amended Purchase Agreement with respect to the Series B Preferred Stock.

         The foregoing summary of the Amended Purchase Agreement, the Series B Certificate of Designations, the Amended Series B Certificate of Designations, the Series B-1 Certificate of Designations, the Original Registration Rights Agreement, the Amended Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Amended Purchase Agreement, the Series B Certificate of Designations, the Amended Series B Certificate of Designations, the Series B-1 Certificate of Designations, the Original Registration Rights Agreement and the Amended Registration Rights Agreement, listed as Exhibits C, D, E, F, G and H hereto, respectively, and incorporated herein by reference.

         Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in:
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) and (b) The approximate percentages of shares of Class A Common Stock reported as beneficially owned by the Reporting Persons is based upon 470,213,701 shares of Class A Common Stock outstanding as of May 10, 2002, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, proportionately reduced at a one-for-twenty-five (1:25) ratio to 18,808,548 shares as the result of a reverse stock split by the Company, with a record date of May 29, 2002, reported in the Company's Current Report on Form 8-K filed with the Commission May 24, 2002, plus shares issuable upon the conversion of Series B Preferred Stock as described in the following paragraph.

         Amounts shown as beneficially owned by each of Oak Investment Partners X, Oak Associates X, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include the 3,681,000 shares of Class A Common Stock into which the shares of Series B Preferred Stock presently held by Oak Investment Partners X may be initially converted. Amounts shown as beneficially owned by each of Oak Affiliates Fund X, Oak X Affiliates, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann
H. Lamont and David B. Walrod
include the 59,167 shares of Class A Common Stock into which the shares of Series B Preferred Stock presently held by Oak Affiliates Fund X may be initially converted.

         Since the Second Closing is subject to the satisfaction of certain material conditions related thereto, the shares of Series B-1 Preferred Stock to be issued to Oak Investment Partners IX, Oak Affiliates Fund IX, Oak Affiliates Fund IX - A, Oak Investment Partners X and Oak Affiliates Fund X at the Second Closing, as described in Item 3 above, are not yet outstanding and are not reflected as beneficially owned in this statement.

         Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

         (c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Class A Common Stock during the past
60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated in its entirety as follows:

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

         The Amended Purchase Agreement was entered into as of July 24, 2002. Certain terms and conditions of the Amended Purchase Agreement and the Series B Certificate of Designations are described in Items 3 - 5 above.

         The Original Registration Rights Agreement was entered into as of May 31, 2002. Certain terms and conditions of the Original Registration Rights Agreement are described in Item 4 above.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A         Agreement of Reporting Persons, dated July 29, 2002, among the Reporting Persons.

Exhibit B         Power of Attorney (filed as Exhibit B to the Schedule 13D
                  filed by the Reporting Persons with the Commission on June 10, 2002 and incorporated herein by reference).

Exhibit C         Second Amended and Restated Securities Purchase Agreement,
                  dated as of July 24, 2002, by and among the Company and the buyers named therein (filed as Exhibit 4.1 to the

                  Company's Form 8-K/A filed with the Commission on July 25, 2002, and incorporated herein by reference).

Exhibit D         Certificate of Designations, Preferences and Rights of
                  Series B Convertible Preferred Stock of the Company (filed as
                  Exhibit 3.1 to the Company's Form 8-K filed with the Commission on June 3, 2002, and incorporated herein by reference).

Exhibit E         Form of Certificate of Amendment to Certificate of
                  Designations, Preferences and Rights of Series B Convertible
                  Preferred Stock of the Company (filed as Exhibit 3.1 to the
                  Company's Form 8-K/A filed with the Commission on July 25,
                  2002, and incorporated herein by reference).

Exhibit F         Form of Certificate of Amendment to Certificate of
                  Designations, Preferences and Rights of Series B-1 Convertible
                  Preferred Stock of the Company (filed as Exhibit 3.2 to the
                  Company's Form 8-K/A filed with the Commission on July 25,
                  2002, and incorporated herein by reference).

Exhibit G         Form of Amended and Restated Registration Rights Agreement,
                  by and among the Company and the buyers named therein (filed as Exhibit 10.1 to the Company's Form 8-K/A filed with the Commission on July 25, 2002, and incorporated herein by reference).

Exhibit H         Registration Rights Agreement, dated as of May 31, 2002, by and among the Company and the buyers named therein (filed as Exhibit 10.1 to the Company's Form 8-K filed with the Commission on June 3, 2002, and incorporated herein by reference).

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 29, 2002

         Entities:

Oak Investment Partners IX, Limited Partnership
Oak Associates IX, LLC
Oak IX Affiliates Fund - A, Limited Partnership
Oak IX Affiliates Fund, Limited Partnership
Oak IX Affiliates, LLC
Oak Investment Partners X, Limited Partnership
Oak Associates X, LLC
Oak X Affiliates Fund, Limited Partnership
Oak X Affiliates, LLC
Oak Management Corporation


                              By:  /s/ EDWARD F. GLASSMEYER
                                  -----------------------------------
                                       Edward F. Glassmeyer, as
                                       General Partner or
                                       Managing Member or as
                                       Attorney-in-fact for the
                                       above-listed entities


         Individuals:

Bandel L. Carano
Gerald R. Gallagher
Edward F. Glassmeyer
Fredric W. Harman
Ann H. Lamont
David B. Walrod


                              By:  /s/ EDWARD F. GLASSMEYER
                                  -------------------------------------
                                       Edward F. Glassmeyer,
                                       Individually and as
                                       Attorney-in-fact for the
                                       above-listed individuals

                                INDEX TO EXHIBITS




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
EXHIBIT A    Agreement of Reporting Persons, dated July 29, 2002, among the        32
             Reporting Persons

EXHIBIT B    Power of Attorney  (filed as Exhibit B to the Schedule 13D filed by the  Reporting  Persons with the  Commission on June 10, 2002 and incorporated herein by reference)

EXHIBIT C    Second  Amended and Restated  Securities  Purchase  Agreement,
             dated as of July 24, 2002, by and among the Company and the buyers named therein  (filed as Exhibit 4.1 to the Company's  Form 8-K/A filed with the  Commission on July 25, 2002, and incorporated herein by reference).

EXHIBIT D    Certificate of Designations,  Preferences and Rights of Series B
             Convertible  Preferred Stock of the Company (filed as Exhibit 3.1 to the Company's  Form 8-K filed with the  Commission on June 3,
             2002,  and  incorporated  herein by reference).

EXHIBIT E    Form of Certificate of Amendment to Certificate  of  Designations,
             Preferences  and Rights of Series B Convertible Preferred  Stock of
             the Company  (filed as Exhibit 3.1 to the  Company's  Form 8-K/A filed with the  Commission  on July 25, 2002, and incorporated herein by reference).

EXHIBIT F    Form of Certificate of Amendment to Certificate of  Designations,
             Preferences and Rights of Series B-1 Convertible Preferred  Stock
             of the Company  (filed as Exhibit 3.2 to the  Company's  Form 8-K/A filed with the  Commission  on July 25, 2002, and incorporated herein by reference).

EXHIBIT G    Form of Amended and Restated  Registration Rights Agreement,  by
             and among the Company and the buyers named therein (filed as
             Exhibit 10.1 to the Company's  Form 8-K/A filed with the
             Commission on July 25, 2002, and incorporated herein by reference).

EXHIBIT H    Registration Rights Agreement, dated as of May 31, 2002, by and among the Company and the buyers named  therein (filed as Exhibit
             10.1 to the  Company's  Form 8-K filed with the Commission on
             June 3, 2002,  and  incorporated herein by reference).
